Term sheet No. 772BD To product supplement BD dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated November 20, 2009; Rule 433
Deutsche Bank AG, London Branch
$
100% Principal Protection Notes Linked to a Basket of Currencies Relative to the U.S. Dollar due December 5*, 2012
General
•
The notes are designed for investors who seek exposure to the potential appreciation of an equally weighted basket of currencies (the “Basket”) consisting of the Brazilian real, the South African rand, the New Zealand dollar and the Turkish lira (the “Basket Currencies”) relative to the U.S. dollar (the “Reference Currency”). The notes do not pay interest. If the Basket Performance (as defined below) is greater than zero, investors will receive a payment at maturity equal to the sum of (A) their initial investment and (B) the initial investment amount multiplied by the Basket Performance multiplied by the Participation Rate (as defined below). If the Basket Performance is zero or negative, investors will receive only the return of their initial investment at maturity. All payments will be made in U.S. dollars and are subject to the credit of the Issuer.

•	The notes are 100% principal protected if held to maturity, subject to the credit of the Issuer.
•	The notes are senior unsecured obligations of Deutsche Bank AG, London Branch due December 5*, 2012.
•	Denominations of $1,000 (the “note principal amount”) and minimum initial investments of $1,000.
•	The notes are expected to price on or about November 30*, 2009 and are expected to settle on or about December 3*, 2009 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the note principal amount.
Basket:	The notes are linked to an equally weighted basket consisting of the following currencies:
	Basket Currency	Fixing Source	Fixing Time	Basket Currency Starting Level	Basket Currency Weighting
	Brazilian real (“BRL”)	BRL PTAX at Reuters Page BRFR	6:00 p.m. Sao Paulo		1/4
	South African rand (“ZAR”)	Reuters Page: WMRSPOT15	4:00 p.m. London		1/4
	New Zealand dollar (“NZD”)	Reuters Page: WMRSPOT12	4:00 p.m. London		1/4
	Turkish lira (“TRY”)	Reuters Page: WMRSPOT05	4:00 p.m. London		1/4
The Basket Currency Starting Levels will be determined on the Trade Date.
Reference Currency:	U.S. dollar (“USD”)
Participation Rate:	110.00% - 130.00% (The actual Participation Rate will be determined on the Trade Date.)
Payment at Maturity:	At maturity, you will receive a cash payment for each $1,000 note principal amount as follows:
•       If the Basket Performance is less than or equal to zero, $1,000.
•	If the Basket Performance is greater than zero, an amount equal to $1,000 plus $1,000 multiplied by the Basket Performance multiplied by the Participation Rate.
Basket Performance:	The Basket Performance is equal to the arithmetic mean of the Basket Currency Performance for each of the Basket Currencies.
Basket Currency Performance:	For the Brazilian real, the South African rand and the Turkish lira, the Basket Currency Performance will be calculated as follows:
Basket Currency Starting Level – Basket Currency Ending Level Basket Currency Starting Level
For the New Zealand dollar, the Basket Currency Performance will be calculated as follows:
Basket Currency Ending Level – Basket Currency Starting Level Basket Currency Ending Level

The Spot Rates for the Brazilian real, the South African rand and the Turkish lira are expressed as units of the respective currency per one U.S. dollar, while the Spot Rate for the New Zealand dollar is expressed as U.S. dollars per one New Zealand dollar.

Basket Currency Starting Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Trade Date.
Basket Currency Ending Level:	For each Basket Currency, the Spot Rate for such Basket Currency on the Final Valuation Date.
Spot Rate:
For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, as determined by the calculation agent by reference to the Rate Source (as set forth below). The Spot Rates for the Brazilian real, the South African rand and the Turkish lira are expressed as units of the respective currency per U.S. dollar, while the Spot Rate for the New Zealand dollar is expressed as U.S. dollars per New Zealand dollar.

Rate Source:	The Rate Source for each of the Basket Currencies is set forth below under “Spot Rates.”
Trade Date:	November 30*, 2009
Final Valuation Date:
November 30*, 2012, subject to postponement in the event of a market disruption event and as described under “Market Disruption Events” in this term sheet and “Description of Notes – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

Maturity Date:
December 5*, 2012, subject to postponement in the event of a market disruption event and as described under “Market Disruption Events” in this term sheet and “Description of Notes – Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.

CUSIP:	2515A0 VZ3
ISIN:	US2515A0VZ38

*
Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.

Investing in the notes involves a number of risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” beginning on page TS-5 in this term sheet and “Risk Factors” beginning on page 5 in the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Max. Total Discounts, Commissions and Fees(1)	Min. Proceeds to Us
Per Note	$1,000.00	$12.50	$987.50
Total	$	$	$

(1)
Deutsche Bank Securities Inc. and other agents may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount and may additionally pay fees of up to 0.75% or $7.50 per $1,000 note principal amount to certain other broker-dealers. For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this term sheet.

The agent for this offering is our affiliate. For more information see “Supplemental Underwriting Information (Conflicts of Interest)” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities

ADDITIONAL TERMS SPECIFIC TO THE NOTES

•
You should read this term sheet together with product supplement BD dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement BD dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200380/d424b21.pdf

•	Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

•	Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

•
Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

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No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the securities or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

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Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

•
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

•
You should rely only on the information contained in this term sheet. We have not authorized anyone to provide information different from that contained in this term sheet. We are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in this term sheet is accurate only as of the date of this term sheet, regardless of the time of delivery of this term sheet or any sale of our notes.

Hypothetical Payments at Maturity for Each $1,000 Note Principal Amount

The following table illustrates hypothetical payments at maturity for a $1,000 principal amount note depending on hypothetical performances of the equally-weighted Basket of Basket Currencies relative to the U.S. dollar, applying a hypothetical Participation Rate of 120% (The actual Participation Rate will be determined on the Trade Date.) The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to the notes. You should consider carefully whether the notes are suitable for your investment goals. The numbers in the table below have been rounded for ease of illustration.

Hypothetical Basket Performance	Payment at Maturity	Percentage Return
70.0%	$1,840.00	84.0%
60.0%	$1,720.00	72.0%
50.0%	$1,600.00	60.0%
40.0%	$1,480.00	48.0%
30.0%	$1,360.00	36.0%
20.0%	$1,240.00	24.0%
10.0%	$1,120.00	12.0%
0.0%	$1,000.00	0.0%
-10.0%	$1,000.00	0.0%
-20.0%	$1,000.00	0.0%
-30.0%	$1,000.00	0.0%
-40.0%	$1,000.00	0.0%
-50.0%	$1,000.00	0.0%
-60.0%	$1,000.00	0.0%
-70.0%	$1,000.00	0.0%
-80.0%	$1,000.00	0.0%
-90.0%	$1,000.00	0.0%
-100.0%	$1,000.00	0.0%

100% Principal Protection Notes Linked to a Basket of Currencies Relative to the U.S. Dollar

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the hypothetical payments at maturity set forth in the table above are calculated.

Example 1: The Basket Performance is 20%. Because the Basket Performance is positive, the investor receives a payment at maturity of $1,240 per $1,000 principal amount of notes, calculated as follows:

Payment at maturity per $1,000 principal amount of notes  =
$1,000  +  ($1,000  x  Basket Performance  x  Participation Rate), or  $1,000  +  ($1,000  x  20%  x  120%)  =  $1,240

Example 2: The Basket Performance is zero. Because the Basket Performance is zero, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes.

Payment at maturity per $1,000 principal amount of notes  =  $1,000

Example 3: The Basket Performance is -10%. Because the Basket Performance is negative and the notes are 100% principal protected at maturity, the investor receives a payment at maturity of $1,000 per $1,000 principal amount of notes.

Payment at maturity per $1,000 principal amount of notes  =  $1,000

SELECTED PURCHASE CONSIDERATIONS

Appreciation Potential

If the Basket Performance is greater than zero at maturity, you will receive, for each $1,000 note principal amount, a positive return on your investment equal to $1,000 multiplied by the Basket Performance multiplied by the Participation Rate of between 110.00% and 130.00% (to be determined on the Trade Date). If the Basket Performance is less than or equal to zero, you will receive only $1,000 for each $1,000 note principal amount at maturity. Because the notes are senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Diversification Among the Basket Currencies

The return on the notes is linked to the performance of an equally-weighted basket of currencies (the Brazilian real, the South African rand, the New Zealand dollar and the Turkish lira), and the terms of the notes enable you to participate in the appreciation in the value of the Basket Currencies relative to the U.S. dollar during the term of the notes.

Taxed as Contingent Payment Debt Instruments

You should review carefully the section in the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.” The notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Regardless of your method of accounting, you will be required to accrue interest in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment on the notes until maturity. Any income recognized upon a sale, exchange or retirement of the notes will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York, New York 10005, Attention: Brian Polchinski, 212-250-1039. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount (if any) in excess of your principal, that we will pay on the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SELECTED RISK CONSIDERATIONS

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Currencies. The return on your notes may be less than the return that you might achieve were you to invest in the Basket Currencies directly. You should also consider the “Risk Factors” in the accompanying product supplement dated September 29, 2009.

The return on the notes is subject to market risk.

The return on the notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Performance is positive. Any positive Basket Performance will depend on the aggregate performance of the Basket Currencies relative to the U.S. dollar, and currency movements may have an adverse effect on the Basket Performance. The Payment at Maturity will be only $1,000 per $1,000 note principal amount if the Basket Performance is zero or negative. Any payment at maturity is subject to our ability to satisfy our obligations as they become due.

The notes do not pay interest.

The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes. Because of the variable nature of the payment due at maturity, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for an amount based on the performance of a basket of currencies relative to the U.S. dollar.

Payment at maturity of the notes is subject to our creditworthiness. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Payment at maturity of the notes is subject to our creditworthiness. An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the notes.

Principal protection applies only if you hold the notes to maturity.

You should be willing to hold your notes to maturity. If you sell your notes in the secondary market prior to maturity, you may have to sell them at a significant discount.

Investing in the notes is not equivalent to investing directly in the Basket Currencies.

You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Performance is based on the Basket Currency Performance for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Basket Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

The original issue price of the notes includes the agents’ commission and the estimated costs of hedging our obligations under the notes through one or more of our affiliates.

The original issue price of the notes includes the agents’ commission and the estimated costs of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you, prior to maturity, in secondary market transactions, will likely be lower than the original issue price, and any such sale could result in a substantial loss to you.

The notes are not designed to be short-term trading instruments.

The notes are not designed to be short-term trading instruments and are principal-protected only at maturity. Accordingly, you should be willing and able to hold your notes to maturity.

Gains in the Basket Currency Performance of one or more Basket Currencies may be offset by losses in the Basket Currency Performance of other Basket Currencies.

The notes are linked to the performance of the Basket, which is composed of four Basket Currencies with equal weightings. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive Basket Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Basket Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Performance equal to or less than zero. The performance of the Basket is dependent on the Basket Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

Currency markets may be volatile.

Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

The Basket Currencies are subject to legal and regulatory risks.

Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the notes and your payment at maturity.

The Basket Currencies are subject to emerging markets’ political and economic risks.

The Brazilian real, the South African rand and the Turkish lira are the currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of such Basket Currencies, and, consequently, the return on the notes and your payment at maturity.

If the liquidity of the Basket Currencies is limited, the value of the notes would likely be impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Spot Rate for each Basket Currency, and therefore, on the return on your notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Basket Performance using its normal means. The resulting discretion by the calculation agent in determining the Basket Performance could, in turn, result in potential conflicts of interest.

Potential conflicts of interest exist because the Issuer and the calculation agent for the notes are the same legal entity.

Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Performance and maintains some discretion as to how such calculations are made, in particular if the rate source for any of the Basket Currencies (as set forth below) is not available. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the performance of the Basket Currencies.

Suspension or disruptions of market trading in the Basket Currencies may adversely affect the value of the notes.

The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators.

These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the notes.

The notes are subject to risks due to potential lack of liquidity.

The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

The payment formula for the notes will not take into account all developments in the Basket Currencies.

Changes in the Basket Currencies during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. Generally, the calculation agent will calculate the Basket Performance by taking the arithmetic mean of the Basket Currency Performances. The Basket Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Performance may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Final Valuation Date.

We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the value of the Basket Currencies to which the notes are linked or the value of the notes.

We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Currencies to which the notes are linked.

Economic and market factors will impact the value of the notes.

We expect that, generally, the exchange rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the U.S. dollar. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

♦	the expected volatility of the Basket Currencies and the U.S. dollar, as Reference Currency;

♦	the time to maturity of the notes;

♦	the exchange rates and the volatility of the exchange rate between each Basket Currency and the U.S. dollar;

♦	interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. dollar;

♦	a variety of economic, financial, political, regulatory or judicial events;

♦	supply and demand for the notes; and

♦	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical performance of the Basket Currencies should not be taken as an indication of the future performance of the Basket Currencies during the term of the notes.

It is impossible to predict whether any of the USD/BRL Spot Rate, the USD/ZAR Spot Rate, the NZD/USD Spot Rate and the USD/TRY Spot Rate will rise or fall. The USD/BRL Spot Rate, the USD/ZAR Spot Rate, the

NZD/USD Spot Rate and the USD/TRY Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Performance in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Basket Performance or Payment at Maturity in the ordinary manner, the calculation agent will determine the Basket Performance or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

SPOT RATES

The Spot Rate for the Brazilian real on each date of calculation will be the U.S. dollar/Brazilian real offered rate for U.S. dollars, expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Contabilidade” or Rates for Accounting Purposes), by approximately 6:00 p.m., Sao Paulo time, on such date of calculation.

The Spot Rate for the South African rand on each date of calculation will be the U.S. Dollar/South African rand mid-spot rate at 4:00 p.m. London time, expressed as the amount of South African rand per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters page “WMRSPOT15” or any successor page, on such date of calculation.

The Spot Rate for the New Zealand dollar on each date of calculation will be the New Zealand dollar/U.S. dollar mid-spot rate at 4:00 p.m. London time, expressed as the amount of U.S. dollars per one New Zealand dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT12” or any successor page, on such date of calculation.

The Spot Rate for the Turkish lira on each date of calculation will be the U.S. dollar/Turkish lira mid-spot rate at 4:00 p.m. London time, expressed as the amount of Turkish lira per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT05” or any successor page, on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

MARKET DISRUPTION EVENTS

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and Maturity Date may be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

HISTORICAL INFORMATION

The following charts show the historical performance of the Basket as well as historical individual exchange rates for each of the Basket Currencies against the U.S. dollar. In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth above. These historical data are shown for the period from November 17, 1999 through November 17, 2009. These historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates (which are determined as set forth above) or of the historical or future performance of the Basket. We cannot give you any assurance that the performance of the Basket will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Performance is more or less likely to increase or decrease at any time during the term of the notes.

For the Brazilian real, the South African rand and the Turkish lira, a higher exchange rate for a given year indicates a weakening of the relevant Basket Currency relative to the U.S. dollar, while a lower exchange rate indicates a strengthening of that Basket Currency relative to the U.S. dollar.  For the New Zealand dollar, a higher exchange rate for a given year indicates a strengthening of the New Zealand dollar relative to the U.S. dollar, while a lower exchange rate indicates a weakening of the New Zealand dollar relative to the U.S. dollar

The graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from November 17, 1999 through November 17, 2009. The daily exchange rates published by Bloomberg may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg to determine the applicable Spot Rate for each of the Basket Currencies.

Historical Performance of the Basket

Past performance is not indicative of future performance.

Brazilian Real
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through November 17, 2009
(expressed as units of Brazilian reais per U.S. dollar)

Brazilian Real	High	Low	Period End
1999	2.1600	1.2063	1.7990
2000	1.9885	1.7090	1.9500
2001	2.8390	1.9310	2.3105
2002	4.0040	2.2530	3.5400
2003	3.6815	2.8065	2.8915
2004	3.2420	2.6492	2.6560
2005	2.7854	2.1540	2.3355
2006	2.4035	2.0510	2.1364
2007	2.1640	1.7269	1.7800
2008	2.6202	1.5545	2.3145
2009 (through November 17, 2009)	2.4501	1.6968	1.7149

USD/BRL Spot Rate

Past performance is not indicative of future performance.

South African Rand
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through November 17, 2009
(expressed as units of South African rand per U.S. dollar)

South African Rand	High	Low	Period End
1999	6.3250	5.6500	6.1547
2000	7.8600	6.0485	7.5787
2001	13.8401	7.4660	11.9610
2002	12.6500	8.5177	8.5702
2003	9.0940	6.0932	6.6843
2004	7.5784	5.5950	5.6650
2005	6.9572	5.6165	6.3288
2006	7.9780	5.9450	7.0060
2007	7.5976	6.4294	6.8625
2008	11.8722	6.7105	9.5250
2009 (through November 17, 2009)	10.7270	7.2276	7.4877

USD/ZAR Spot Rate

Past performance is not indicative of future performance.

New Zealand Dollar
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through November 17, 2009
(expressed as U.S. dollars per New Zealand dollar)

New Zealand Dollar	High	Low	Period End
1999	0.5673	0.4888	0.5213
2000	0.5276	0.3900	0.4437
2001	0.4548	0.3953	0.4165
2002	0.5275	0.4136	0.5245
2003	0.6567	0.5217	0.6556
2004	0.7268	0.5914	0.7182
2005	0.7466	0.6686	0.6837
2006	0.7072	0.5929	0.7039
2007	0.8110	0.6643	0.7659
2008	0.8213	0.5192	0.5792
2009 (through November 17, 2009)	0.7635	0.4895	0.7445

NZD/USD Spot Rate

Past performance is not indicative of future performance.

Turkish Lira
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through November 17, 2009
(expressed as units of Turkish lire per U.S. dollar)

Turkish Lira	High	Low	Period End
1999	0.5475	0.3144	0.5443
2000	0.6934	0.5339	0.6685
2001	1.6650	0.6615	1.4501
2002	1.7660	1.2690	1.6551
2003	1.7730	1.3500	1.4065
2004	1.5755	1.3025	1.3435
2005	1.4150	1.2505	1.3510
2006	1.7645	1.2980	1.4156
2007	1.4640	1.1618	1.1700
2008	1.7488	1.1491	1.5405
2009 (through November 17, 2009)	1.8243	1.4385	1.4835

USD/TRY Spot Rate

Past performance is not indicative of future performance.

SUPPLEMENTAL UNDERWRITING INFORMATION (CONFLICTS OF INTEREST)

Deutsche Bank Securities Inc. (“DBSI”), acting as agent for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes.

DBSI may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 note principal amount and may additionally pay fees of up to 0.75% or $7.50 per $1,000 note principal amount to certain other broker-dealers. Deutsche Bank AG will reimburse DBSI for such fees. See “Underwriting (Conflicts of Interest)” in the accompanying product supplement for further information.

DBSI, the agent for this offering, is our affiliate. In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority Inc. (FINRA), DBSI may not make sales in this offering to any discretionary account without the prior written approval of the customer.

SETTLEMENT

We expect to deliver the notes against payment for the notes on the Settlement Date indicated above, which may be a date that is greater than three business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Trade Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.